SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of NOVEMBER 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: November 1, 2022

List of materials

Documents attached hereto:

i) Press release: Granting of Restricted Stock Units (RSUs) and Filing of Shelf Registration Statement regarding Issuance of New Shares or Disposition of Treasury Stock

November 1, 2022
Sony Group Corporation

Granting of Restricted Stock Units (RSUs) and
Filing of Shelf Registration Statement regarding
Issuance of New Shares or Disposition of Treasury Stock

On June 30, 2022, Sony Group Corporation (the “Corporation”) announced in its press release “Introduction of Stock Compensation Plan through Restricted Stock Units (RSUs)” that it had resolved at the meeting of the Compensation Committee held on the same day to introduce a stock compensation plan under which shares of its common stock are delivered after the vesting of restricted stock units (RSUs) (the “Plan”), and today the Corporation announces that it has decided to grant RSUs to the employees of the Corporation and the officers and employees of the subsidiaries of the Corporation (the “Recipients”) under the Plan, as follows.

I. Granting of RSUs
1.	Summary of 1st Series RSUs
	(1)	Designation of the Recipients, the number of Recipients and the number of RSUs to be granted
		Employees of the Corporation	4 persons	(RSUs corresponding to a total of up to 400 shares)
		Executives of the subsidiaries of the Corporation	1 person	(RSUs corresponding to a total of up to 1,300 shares)
		Total	5 persons	(RSUs corresponding to a total of up to 1,700 shares)

(2)	Method of Vesting

On the condition that the Recipient holds, throughout the period between the date of granting of the RSUs and the first day of the month following the month of the 3rd anniversary of the date of granting (if such date falls on a holiday of the Corporation, the following business day), a position as a director, a corporate executive officer and/or any other officer at, or an employee of, the Corporation and/or a Related Company of the Corporation (a “Related Company” means a “subsidiary (kogaisha)” as defined in Article 8, Paragraph 3 of the Ordinance on the Terminology, Forms and Preparation Methods of Financial Statements, etc. or an “affiliated company (kanren kaisha)” as defined in Paragraph 5 of such Article; and together with the Corporation, the “Group Companies”), all RSUs held by the Recipient shall vest on the first day of the month following the month of the 3rd anniversary of the date of granting (if such date falls on a holiday of the Corporation, the following business day); provided, however, if, before the vesting, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and/or any other officer at, and, if applicable, ceases to be an employee of, the Group Companies due to his or her death or any other justifiable reason that is approved by the Compensation Committee or the Representative Corporate Executive Officer of the Corporation, at a certain time after the loss of such position with the Group Companies, a pro-rata portion of the outstanding RSUs shall vest and the same number of shares shall be delivered; the pro-rata portion of RSUs shall be determined by the Corporation according to the length of time between the grant date of the RSUs and the date of the loss of such position with the Group Companies. However, the Compensation Committee or the Representative Corporate Executive Officer may adjust the number of shares to be delivered within the number of RSUs that the Recipient holds.

2.	Summary of 2nd Series RSUs
	(1)	Designation of the Recipients, the number of Recipients and the number of RSUs to be granted

Executives of the subsidiaries of the Corporation	8 persons	(RSUs corresponding to a total of up to 18,031 shares)
Employees of the subsidiaries of the Corporation	330 persons	(RSUs corresponding to a total of up to 480,111 shares)
Total	338 persons	(RSUs corresponding to a total of up to 498,142 shares)

(2)	Method of Vesting

On the condition that the Recipient holds, throughout the period between the date of granting of the RSUs and each date of vesting set out in column (1) of the table below, a position as a director, a corporate executive officer and/or any other officer at, or an employee of any of the Group Companies, the RSUs shall vest on each date of vesting as set out in column (2) of the table below (or, if the date falls on a holiday of the Corporation, the following business day). The number of the units that vest on the first day of the month following the month of the 1st anniversary of the date of granting or the first day of the month following the month of the 2nd anniversary of the date of granting will be rounded down to the nearest one (1) units.

	<Date of vesting> (1)	<Number of vesting units> (2)

a.	First day of the month following the month in which the 1st anniversary of the date of granting	One-third of the number of units granted

b.	First day of the month following the month in which the 2nd anniversary of the date of granting	One-third of the number of units granted

c.	First day of the month following the month in which the 3rd anniversary of the date of granting	Remaining number of units granted

If, before the vesting, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and/or any other officer at, and, if applicable, ceases to be an employee of, the Group Companies due to his or her death or any other justifiable reason that is approved by the Compensation Committee or the Representative Corporate Executive Officer of the Corporation, at a certain time after the loss of such position with the Group Companies, a pro-rata portion of the outstanding RSUs shall vest and the same number of shares shall be delivered; the pro-rata portion of RSUs shall be determined by the Corporation according to the length of time between the grant date of the RSUs and the date of the loss of such position with the Group Companies. However, the Compensation Committee or the Representative Corporate Executive Officer may adjust the number of shares to be delivered within the number of RSUs that the Recipient holds.

3.	Date of Granting
November 25, 2022 (scheduled)

4.	Method and Timing of Delivery of the Shares of the Corporation
After the vesting of the 1st Series RSUs and the 2nd Series RSUs, the Corporation will promptly deliver the shares of the Corporation in the same number as the number of vested units by way of issuing new shares or transferring treasury stock pursuant to the decision of the Representative Corporate Executive Officer of the Corporation through contribution in kind of monetary compensation receivables against the Corporation that are provided by the Corporation or its subsidiaries to the Recipients (the Corporation will cumulatively assume the debt obligation owed to the Recipients of its subsidiaries in relation to the monetary compensation receivables that are granted to such Recipients of its subsidiaries). If the total number of issued shares of the Corporation increases or decreases due to stock consolidation or stock split (including free distribution of shares (musho wariate)), the Corporation will adjust the number of shares to be delivered by multiplying such number by the ratio of the consolidation or split.

In addition, the amount to be paid per share for the shares of the Corporation to be issued or transferred under the Plan shall be determined by the Corporation (i) based on the closing price of the share of the Corporation in the regular trading thereof on the Tokyo Stock Exchange on the trading day immediately preceding the date when the Representative Corporate Executive Officer of the Corporation makes a decision with respect to such issuance or transfer (or, if no transaction has been effected on such trading day, the closing price on the immediately preceding trading day) and (ii) at a price that is not particularly favorable to the Recipients and within a range that will be compliance with applicable laws and regulations.

5.	Other matters common to the 1st Series RSUs and the 2nd Series RSUs
	(1)	Events that would extinguish the RSUs

In the event that (i) the Recipient chooses to forego his or her RSUs by the date of vesting, or (ii) the Recipient is subject to imprisonment or other serious criminal penalty, (iii) a petition for the commencement of bankruptcy proceedings, the commencement of civil rehabilitation proceedings or the commencement of any other similar proceedings is filed against the Recipient, (iv) a petition for  attachment, provisional attachment, provisional disposition, compulsory execution or public auction is filed against the Recipient, or the Recipient receives a penalty for any default on the payment of taxes or other public dues, or (v) certain other events stipulated in advance by the Corporation occur, all of the unvested RSUs will be extinguished.

	(2)	Handling in the event where reorganization or any other similar events occur
If a proposal with respect to a merger agreement under which the Corporation will be dissolved, a share exchange agreement or a share transfer plan under which the Corporation will become a wholly-owned subsidiary, or any other reorganization is approved at a shareholders’ meeting of the Corporation (or by the Board of the Corporation if such approval at a shareholders’ meeting of the Corporation is not required with respect to such reorganization) or any other events stipulated by the Corporation occur, the Corporation may deliver the shares of the Corporation, money, or shares of the other party to such reorganization in the number or amount reasonably stipulated in accordance with the decision of the Representative Corporate Executive Officer of the Corporation based on the period that has elapsed between the date of granting and the effective date of the such reorganization or any other factors.

	(3)	Restriction on disposal of the RSUs
The Recipients may not transfer or encumber or otherwise dispose of any RSUs in any manner whatsoever.

6.	Other
In addition to the above, for the purpose of introduction of the Plan and the outline of the Plan, please refer to “Introduction of Stock Compensation Plan through Restricted Stock Units (RSUs)” announced by the Corporation as of June 30, 2022.

The Corporation will file a registration statement (Form S-8) regarding the delivery of shares under the Plan to the U.S. Securities and Exchange Commission. The Corporation plans to deliver shares covered under such registration statement only through the disposition of treasury stock.

II. Filing of Shelf Registration Statement regarding Issuance of New Shares or Disposition of Treasury Stock
The Corporation filed the shelf registration statement regarding issuance of new shares or disposition of treasury stock under the Plan to the Director-General of the Kanto Local Finance Bureau as of today. An outline of the shelf registration statement is shown in the table below.

1. Types of securities offered	Shares
2. Scheduled period of issuance	Scheduled effective date of the shelf registration (November 9, 2022) through the date that is two years from such scheduled effective date (November 8, 2024)
3. Scheduled amount of issuance	Scheduled amount of issuance: 44,000 million yen
4. Use of proceeds
There will be no proceeds, as the shares of common stock of the Corporation will be allocated to the Recipients through contribution in kind of monetary compensation receivables that will be provided to the Recipients.

The current assumption of the number of shares to be issued or disposed with respect to the RSUs to be granted during the “Scheduled period of issuance” stated above is around 2.4 million shares. The amount stated in the “Scheduled amount of issuance” column above is the maximum amount of new issuance or disposal of shares calculated based on such number of shares under certain conditions.

End